

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 30, 2016

<u>Via E-mail</u>
Ronald J. Lieberman, Esq.
NorthStar Asset Management Group Inc.
Colony NorthStar, Inc.
Executive Vice President, General Counsel and Secretary
399 Park Avenue, 18th Floor
New York, New York 10004

      Re: Colony NorthStar, Inc.
             Amendment No. 1 to Registration Statement on Form S-4
             Filed September 15, 2016
             File No. 333-212739

Dear Mr. Lieberman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2016 letter.

<u>Amendment No. 1 to Registration Statement on Form S-4</u>

<u>General</u>

1.   We note your response to comment 5 of our letter that that NSAM stockholders are expected to own the largest percentage of securities following consummation of the transactions. Please tell us why you have not included the NSAM Charter Proposals on the Colony and NRF proxy cards.

The Mergers, page 103

Background of the Mergers, page 103

2.   We note your response to comment 6 of our letter. Please provide more detailed disclosure regarding the background of the merger from Colony's perspective. For example, we note on page 109 that Colony considered only acquiring the management agreement with NRE. Please explain the reason Colony considered this as an alternative to a merger with NSAM. Additionally, we note on page 113 that Colony expressed concerns about entering into the transaction solely with NSAM. Please provide more detailed disclosure regarding the concerns Colony had with merger with NSAM alone and explain why the addition of NRF alleviated those concerns. Please clarify whether Colony considered any other alternatives to this merger.

Accounting Treatment of the Mergers, page 220

3.   We note your response to our prior comment 10. Please address the following with respect to your response:

*   Explain to us how you determined Northstar Asset Management shareholders will retain 34% of the voting rights of the combined entity after the transaction. In your response, please confirm for us that legacy Colony shareholders will receive class B shares of Colony Northstar as a result of the transaction which provide them with voting rights equal to 36.5 votes per share of Class B common stock.
*   Tell us in greater detail why you did not place weight on other indicators of the relative size of each entity (e.g. total assets, total revenue or net income) in your analysis.
*   Explain to us in greater detail why you determined less weight should be placed on the composition of Colony NorthStar's senior management in your analysis. Based on your response it appears that senior management of Colony Northstar will be predominately comprised of Colony's management team, with significant involvement by NSAM management ending one year after the transaction.

U.S. Federal Income Tax Consequences, page 223

Tax Consequences of the Mergers Generally, page 224

4.   We note your response to comment 9 of our letter. Please revise your disclosure to specifically state that the provision of a REIT tax opinion is a non-waivable condition. Please clarify that the tax opinion will be filed prior to closing as an exhibit in a post-effective amendment. Further, please clarify on page 229, or elsewhere as appropriate, that you are unable to provide this opinion at this time and the reason(s) why you cannot provide the opinion at this time. Further, please disclose the alternatives and risks to investors if you do not qualify as a REIT.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities

cc: Stephen Salley, Esq. (*via e-mail*)